UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 1, 2018

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2017 to 31 December 2017

1 February 2018

Novo Nordisk increased reported operating profit by 1% in 2017 to DKK 49 billion (5% growth in local currencies)

Reported sales were broadly unchanged at DKK 112 billion (2% growth in local currencies)

Sales within diabetes care and obesity increased by 4% to DKK 92.9 billion (7% in local currencies).

•	Sales of Tresiba® increased by 81% to DKK 7.3 billion (85% in local currencies).
•	Sales of Victoza® increased by 16% to DKK 23.2 billion (18% in local currencies).
•	Sales of Saxenda® increased by 62% to DKK 2.6 billion (64% in local currencies)

Sales within biopharmaceuticals declined by 18% to DKK 18.8 billion (16% in local currencies), reflecting the impact in the USA from the introduction of a generic version of the hormone replacement therapy product Vagifem® and a rebate adjustment for growth hormone in Q1 2016. Sales within haemophilia were broadly unchanged (2% growth in local currencies).

Sales within International Operations increased by 2% in Danish kroner (5% in local currencies) driven by sales growth in all business regions measured in local currencies. Sales within North America Operations decreased by 2% in Danish kroner and were unchanged in local currencies, reflecting the non-recurring effects in biopharmaceuticals impacting growth negatively by 4 percentage points.

Operating profit increased by 1% reported in Danish kroner and by 5% in local currencies to DKK 49.0 billion. Net profit increased by 1% to DKK 38.1 billion. Diluted earnings per share increased by 3% to DKK 15.39.

In December, Novo Nordisk received the US Food and Drug Administration (FDA) approval of Ozempic® (semaglutide) for treatment of people with type 2 diabetes and a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) under the European Medicines Agency (EMA) recommending marketing authorisation for Ozempic®. Ozempic® will be launched in the USA next week.

Chairman of the Board of Directors Göran Ando has decided not to seek re-election at the Annual General Meeting in March 2018. The Board of Directors proposes current member of the Board of Directors Helge Lund to be elected as chairman of the Board of Directors.

As per 15 February 2018, Karsten Munk Knudsen, currently senior vice president of Corporate Finance, will succeed Jesper Brandgaard as chief financial officer. Jesper Brandgaard will continue as executive vice president responsible for Biopharm and Legal Affairs.

For 2018, sales growth is expected to be 2-5% measured in local currencies and operating profit growth is expected to be 1-5%. Sales growth reported in Danish kroner is expected to be 7 percentage points lower than in local currencies, reflecting the significant depreciation of the US dollar and related currencies versus the Danish krone. Likewise, reported operating profit growth is expected to be 10 percentage points lower.

At the Annual General Meeting on 22 March 2018, the Board of Directors will propose a final dividend of DKK 4.85 for 2017 per share of DKK 0.20. The expected total dividend for 2017 of DKK 7.85 per share, of which DKK 3.00 per share was paid as interim dividend in August 2017, corresponds to an increase of 3% compared to 2016. The Board of Directors furthermore intends to initiate a new 12-month share repurchase programme of up to DKK 14 billion.

Lars Fruergaard Jørgensen, president and CEO: “I am pleased that we delivered on our plans for 2017 and we are continuing to build a platform for sustainable growth. The approval of Ozempic® in the USA was the culmination of a year in which we achieved important product approvals and label updates. In 2018, we will focus on the global launch of Ozempic® and pursue the full value potential of our strong product portfolio in what continues to be a competitive environment.”

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90

Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 2 of 41

ABOUT NOVO NORDISK

Novo Nordisk is a global healthcare company with 95 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic conditions. Headquartered in Denmark, Novo Nordisk employs approximately 42,100 people in 79 countries, and markets its products in more than 170 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

CONFERENCE CALL DETAILS

On 1 February 2018 at 13.00 CET, corresponding to 7.00 am EST, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’. Presentation material for the conference call will be available approximately one hour before on the same page.

WEBCAST DETAILS

On 5 February 2018 at 14.00 CET, corresponding to 8.00 am EST, management will give a presentation to institutional investors and sell-side analysts in London. A webcast of the presentation can be followed via a link on novonordisk.com, which can be found under ‘Investors’. Presentation material for the webcast will be made available on the same page.

FINANCIAL CALENDAR

6 February 2018	PDF Version of Annual Report 2017
7 February 2018	Deadline for the company’s receipts of shareholder proposals for the Annual General Meeting 2018
23 February 2018	Printed version of the Annual Report 2017
22 March 2018	Annual General Meeting 2018
2 May 2018	Financial Statement for the first three months of 2018
8 August 2018	Financial Statement for the first six months of 2018
1 November 2018	Financial Statement for the first nine months of 2018
1 February 2019	Financial Statement for 2018

CONTACTS FOR FURTHER INFORMATION

Media:
Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 267 809 7552	kiau@novonordisk.com
Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Christina Kjær	+45 3079 3009	cnje@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Further information about Novo Nordisk is available on novonordisk.com.

Company announcement No 6 / 2018

LIST OF CONTENTS

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 4 of 41

FINANCIAL PERFORMANCE

CONSOLIDATED FINANCIAL STATEMENT FOR 2017

The Board of Directors and Executive Management have approved the Annual Report 2017 of Novo Nordisk A/S including the audited consolidated financial statements. The Board of Directors and Executive Management also approved this financial statement containing condensed financial information for 2017. This financial statement is prepared in accordance with the recognition and measurement requirements of the International Financial Reporting Standards (IFRS) as issued by IASB, IFRS as endorsed by the EU and the additional Danish disclosure requirements for listed companies. The impact of the new standards IFRS 9, IFRS 15 and IFRS 16, which are issued, but have not yet come into effect, is described in the Annual Report 2017. The accounting policies used in this financial statement are consistent with those used in the audited consolidated financial statements in the Annual Report 2017 as well as those applied in the audited consolidated financial statements in the Annual Report 2016.

PROFIT AND LOSS DKK million	2017	2016	2015	2014	2013	% change 2016 to 2017
Net sales	111,696	111,780	107,927	88,806	83,572	(0%)
Gross profit	94,064	94,597	91,739	74,244	69,432	(1%)
Gross margin	84.2%	84.6%	85.0%	83.6%	83.1%

Sales and distribution costs	28,340	28,377	28,312	23,223	23,380	(0%)
Percentage of sales	25.4%	25.4%	26.2%	26.2%	28.0%

Research and development costs	14,014	14,563	13,608	13,762	11,733	(4%)
Percentage of sales	12.5%	13.0%	12.6%	15.5%	14.0%

Administrative costs	3,784	3,962	3,857	3,537	3,508	(4%)
Percentage of sales	3.4%	3.5%	3.6%	4.0%	4.2%

Other operating income, net	1,041	737	3,482	770	682	41%
- Non-recurring income from the partial
divestment of NNIT A/S	-	-	2,376	-	-
Operating profit	48,967	48,432	49,444	34,492	31,493	1%
Operating margin	43.8%	43.3%	45.8%	38.8%	37.7%
Operating margin adjusted for the partial
divestment of NNIT A/S	43.8%	43.3%	43.6%	38.8%	37.7%

Net financials	(287)	(634)	(5,961)	(396)	1,046	(55%)
Profit before income taxes	48,680	47,798	43,483	34,096	32,539	2%

Income taxes	10,550	9,873	8,623	7,615	7,355	7%
Effective tax rate	21.7%	20.7%	19.8%	22.3%	22.6%

Net profit	38,130	37,925	34,860	26,481	25,184	1%
Net profit margin	34.1%	33.9%	32.3%	29.8%	30.1%

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 5 of 41

CONSOLIDATED FINANCIAL STATEMENT FOR 2017 - CONTINUED

OTHER KEY NUMBERS (Amounts below in DKK million except earnings per share and dividend per share)	2017	2016	2015	2014	2013	% change 2016 to 2017
Depreciation, amortisation and	3,182	3,193	2,959	3,435	2,799	(0%)
impairment losses 1)
Capital expenditure (net) (tangible assets)	8,679	7,061	5,209	3,986	3,207	23%

Net cash generated from operating
activities	41,168	48,314	38,287	31,692	25,942	(15%)
Free cash flow	32,588	39,991	34,222	27,396	22,358	(19%)

Total assets	102,355	97,539	91,799	77,062	70,337	5%
Equity	49,815	45,269	46,969	40,294	42,569	10%
Equity ratio	48.7%	46.4%	51.2%	52.3%	60.5%

Diluted earnings per share / ADR
(in DKK)	15.39	14.96	13.52	10.07	9.35	3%
Total dividend per share (in DKK) 2)	7.85	7.60	6.40	5.00	4.50	3%

Payout ratio 3)	50.4%	50.2%	46.6%	48.7%	47.1%
Payout ratio adjusted for the partial divestment
of NNIT A/S 4)	50.4%	50.2%	50.0%	48.7%	47.1%

1) Including impairments of around DKK 480 million in 2014 related to discontinuation of activities within inflammatory disorders.

2) Total dividend for the financial year 2017 including proposed final dividend of DKK 4.85 per share and interim dividend paid in August 2017 of DKK 3.00 per share.

3) Total dividend for the year as a percentage of net profit.

4) The net profit impact from the partial divestment of NNIT A/S was returned to Novo Nordisk shareholders through a DKK 2.5 billion increase in the share repurchase programme announced in April 2015.

PERFORMANCE AGAINST LONG-TERM FINANCIAL TARGETS

PERFORMANCE AGAINST LONG- TERM FINANCIAL TARGETS	2017	2016	2015	2014	2013	Target
Operating profit growth	1.1%	(2.0%)	43.3%	9.5%	6.9%	5%
Operating profit growth adjusted 1)	1.1%	3.9%	35.2%	9.5%	6.9%
Operating profit growth adjusted in
local currencies 1)	4.8%	6.2%	12.7%	12.7%	14.6%

Operating profit after tax to net operating assets	143.2%	150.2%	148.7%	101.0%	97.2%	125%

Cash to earnings	85.5%	105.4%	98.2%	103.5%	88.8%
Cash to earnings (three-years average)	96.4%	102.4%	96.8%	93.1%	93.9%	90%

1) Growth in operating profit for 2015 and 2016 are adjusted for DKK 2,376 million for the partial divestment of NNIT A/S and DKK 449 million for the income related to the out-licensing of assets for inflammatory disorders, both in 2015.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 6 of 41

SALES DEVELOPMENT

Sales remained broadly unchanged measured in Danish kroner and increased by 2% in local currencies. This is in line with the latest guidance of ‘2-3% growth in local currencies’ provided in connection with the announcement in November for the first nine months of 2017. Sales growth was realised within diabetes care and obesity with the majority of growth originating from Tresiba®, Victoza®, Saxenda® and NovoRapid®, partly offset by declining sales of Levemir®. Sales within biopharmaceuticals declined, predominantly reflecting lower sales of growth disorder products and Vagifem®.

Sales split per therapy The diabetes care and obesity segment	Sales 2017 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies
New-generation insulin	8,647	94%	98%	173%
- Tresiba ®	7,327	81%	85%	136%
- Xultophy ®	729	252%	255%	21%
- Ryzodeg ®	492	151%	158%	12%

Modern insulin	44,400	(7%)	(4%)	(76%)
- NovoRapid ®	20,025	0%	3%	23%
- Levemir ®	14,118	(17%)	(15%)	(103%)
- NovoMix ®	10,257	(2%)	1%	4%

Human insulin	10,072	(9%)	(7%)	(29%)

Total insulin	63,119	0%	3%	68%

Victoza®	23,173	16%	18%	140%

Other diabetes care 1)	4,023	(6%)	(3%)	(5%)

Total diabetes care	90,315	3%	6%	203%

Obesity (Saxenda®)	2,562	62%	64%	40%

Diabetes care and obesity total	92,877	4%	7%	243%

The biopharmaceuticals segment	10,469	(0%)	2%	7%

Haemophilia 2)
- NovoSeven ®	9,206	(3%)	(1%)	(5%)
- NovoEight ®	1,103	30%	32%	11%

Growth disorders	6,655	(24%)	(22%)	(76%)

Other biopharmaceuticals 3)	1,695	(53%)	(52%)	(74%)

Biopharmaceuticals total	18,819	(18%)	(16%)	(143%)

Total sales	111,696	(0%)	2%	100%

1) Primarily NovoNorm®and needles.

2) Comprises NovoSeven®, NovoEight®, NovoThirteen® and Refixia®.

3) Primarily Vagifem® and Activelle®.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 7 of 41

Sales growth in local currencies was driven by International Operations while sales in North America Operations were broadly unchanged. Within International Operations, the main growth contributors were Region AAMEO (Africa, Asia, Middle East and Oceania), Region Europe, Region China and Region Latin America. Sales growth in Region Latin America of 7% measured in local currencies was 9 percentage points positively impacted by inflationary price effects in countries with high inflation. Sales in North America Operations were negatively impacted by approximately 4 percentage points due to the negative effect from the launch of a generic version of Vagifem® and the non-recurring adjustments to rebates in the Medicaid patient segment in the first quarter of 2016 predominantly related to Norditropin®, both in the USA.

Sales split per region	Sales DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies
North America Operations	58,009	(2%)	(0%)	(5%)
- USA	55,831	(2%)	(0%)	(10%)

International Operations	53,687	2%	5%	105%
- Region Europe	21,189	2%	3%	29%
- Region AAMEO	12,018	4%	8%	36%
- Region China	10,709	2%	6%	24%
- Region Japan & Korea	6,072	(2%)	2%	6%
- Region Latin America	3,699	3%	7%	10%

Total sales	111,696	(0%)	2%	100%

Please refer to appendix 6 for further details on sales in 2017.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from November 2017 and November 2016 provided by the independent data provider IQVIA (formerly IMS Health).

DIABETES CARE AND OBESITY, SALES DEVELOPMENT

Sales of diabetes care and obesity products increased by 4% measured in Danish kroner and by 7% in local currencies to DKK 92,877 million. Novo Nordisk is the world leader in diabetes care with a global value market share of 27%.

Insulin

Sales of insulin remained unchanged measured in Danish kroner and increased by 3% in local currencies to DKK 63,119 million. Measured in local currencies, sales growth was driven by International Operations where Region AAMEO, Region China, Region Europe and Region Latin America contributed to growth. Novo Nordisk is the global leader with 47% of the total insulin market and 45% of the market for modern insulin and new- generation insulin, both measured in volume.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 8 of 41

Sales of new-generation insulin (Tresiba®, Xultophy®, Ryzodeg® and Fiasp®) reached DKK 8,647 million compared with DKK 4,459 million in 2016.

Sales of Tresiba® (insulin degludec), the once-daily new-generation insulin, reached DKK 7,327 million compared with DKK 4,056 million in 2016. The roll-out of Tresiba® continues and the product has now been launched in 62 countries. In the USA where Tresiba® was launched broadly in January 2016, the product maintains wide commercial and Medicare Part D formulary coverage. Generally, Tresiba® has shown solid penetration in markets with reimbursement at a similar level to insulin glargine U100, whereas penetration remains modest in markets with restricted market access. In September 2017, Novo Nordisk obtained the approval of Tresiba® in China. Novo Nordisk expects to launch Tresiba® in China without reimbursement and with limited market access in the first quarter of 2018.

Sales of Xultophy®, a once-daily combination of insulin degludec (Tresiba®) and liraglutide (Victoza®), reached DKK 729 million compared with DKK 207 million in 2016. Sales growth was driven by both International Operations, where predominantly Region Europe contributed to growth, and North America Operations. Xultophy® has now been launched in 18 countries; in the USA, it was launched in May 2017 under the brand name Xultophy® 100/3.6.

Sales of Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart, reached DKK 492 million compared with DKK 196 million in 2016. Sales growth was driven by International Operations, where Region Japan & Korea and Region AAMEO contributed to growth. Ryzodeg® has now been marketed in 18 countries, and feedback from patients and prescribers remains encouraging.

The novel mealtime insulin Fiasp®, fast-acting insulin aspart, received marketing authorisation from the European Commission in the first quarter of 2017 and approvals were also received in Norway, Iceland and Canada. In September 2017, Novo Nordisk received the approval of Fiasp® in the USA. Fiasp® is expected to launch in the USA imminently and has now been launched in 17 countries including recent launches in France and the Netherlands.

Sales of modern insulin decreased by 7% in Danish kroner and by 4% in local currencies to DKK 44,400 million. The decline reflects lower sales in North America Operations of Levemir® due to price pressure in the basal insulin segment as well as the impact following the introduction of the new-generation insulin Tresiba® and lower NovoMix® sales, as the pre-mix insulin market continues to decline. The decline was partly offset by sales growth within International Operations, where Region AAMEO, Region China and Region Latin America were the main contributors to growth. Sales of modern insulin and new-generation insulin in total constitute 84% of Novo Nordisk’s global sales of insulin measured in value.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 9 of 41

INSULIN MARKET SHARES

(volume, MAT)

Novo Nordisk’s share of total insulin market

Novo Nordisk’s share of the modern insulin and new-generation insulin market

INSULIN MARKET SHARES (volume, MAT)	Novo Nordisk’s share of total insulin market		Novo Nordisk’s share of the modern insulin and new-generation insulin market
	November 2017	November 2016	November 2017	November 2016
Global	47%	46%	45%	45%
North America Operations	39%	37%	40%	38%
USA	39%	37%	40%	38%
International Operations	50%	50%	48%	48%
Region Europe	44%	45%	44%	45%
Region AAMEO*	55%	57%	51%	52%
Region China**	58%	59%	61%	61%
Region Japan & Korea	50%	49%	49%	48%
Region Latin America***	42%	41%	39%	40%

Source: IQVIA (formerly IMS Health), November 2017 data MAT. * Data for 11 selected private markets representing approximately 70% of total Novo Nordisk’s diabetes care sales in the region. ** Data for mainland China, excluding Hong Kong and Taiwan. *** Data for three selected private markets representing approximately 70% of total Novo Nordisk’s diabetes care sales in the region.

North America Operations

Sales of insulin in North America Operations decreased by 3% in Danish kroner and by 1% in local currencies. Sales decline was driven by lower Levemir® sales due to lower realised prices for basal insulin as well as an impact from patients switching to Tresiba®. Sales decline was partly countered by significantly higher sales of Tresiba®. 58% of Novo Nordisk’s volume of the new-generation insulin and modern insulin in the USA is used in the prefilled devices FlexPen® and FlexTouch®.

International Operations

Sales of insulin in International Operations increased by 3% in Danish kroner and by 6% in local currencies. Sales growth was driven by both new-generation insulin and modern insulin, partly offset by declining human insulin sales.

Region Europe

Sales of insulin in Region Europe increased by 2% in Danish kroner and by 3% in local currencies. Sales were driven by Xultophy® and the continued penetration of Tresiba® as well as a positive contribution from both NovoRapid® and Fiasp® across the region, partly offset by declining human insulin and NovoMix® sales as well as contracting Levemir® sales reflecting the continued roll-out of Tresiba®.

Region AAMEO

Sales of insulin in Region AAMEO increased by 4% in Danish kroner and by 9% in local currencies. The sales growth is reflecting the growth of the overall diabetes care market driven by modern insulin as well as the new-generation insulin Tresiba® and Ryzodeg®, partly offset by declining human insulin sales. Currently, 63% of Novo Nordisk’s insulin volume in the major private markets in Region AAMEO is used in devices.

Region China

Sales of insulin in Region China increased by 3% in Danish kroner and by 7% in local currencies. The sales growth is driven by continued growth in the modern insulin products, where Novo Nordisk has improved its market share in each insulin segment, partly offset by declining human insulin sales.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 10 of 41

Region Japan & Korea

Sales of insulin in Region Japan & Korea decreased by 4% in Danish kroner and increased by 1% in local currencies. The sales development in local currencies reflects continued positive uptake of Ryzodeg® and positive contribution from Tresiba® in Japan and Korea, partly offset by lower modern insulin and human insulin sales in the region reflecting the declining insulin volume market in Japan.

Region Latin America

Sales of insulin in Region Latin America increased by 14% in Danish kroner and by 21% in local currencies. The sales development reflects the continued growth of modern insulin and strong uptake of Tresiba® as well as modest growth of human insulin. Currently, 45% of Novo Nordisk’s insulin volume in the major private markets in Region Latin America is used in devices, primarily FlexPen® and FlexTouch®.

Victoza® (GLP-1 therapy for type 2 diabetes)

Victoza® sales increased by 16% in Danish kroner and by 18% in local currencies to DKK 23,173 million. Sales growth is predominantly driven by North America Operations comprising 90% share of growth. The GLP-1 segment’s value share of the total diabetes care market has increased to 11.8% compared with 9.7% 12 months ago. Victoza® is the market leader in the GLP-1 segment with a 50% value market share.

GLP-1 MARKET SHARES (value, MAT)	GLP-1 share of total diabetes care market		Victoza® share of GLP-1 market
	November 2017	November 2016	November 2017	November 2016
Global	11.8%	9.7%	50%	58%
North America Operations	13.9%	11.3%	48%	56%
USA	14.1%	11.4%	48%	56%
International Operations	6.6%	5.8%	56%	66%
Region Europe	10.5%	9.6%	58%	66%
Region AAMEO*	2.7%	2.4%	49%	55%
Region China**	0.9%	0.9%	69%	54%
Region Japan & Korea	4.6%	3.3%	41%	60%
Region Latin America***	5.3%	4.5%	75%	90%

Source: IQVIA (formerly IMS Health), November 2017 data MAT. * Data for 11 selected private markets representing approximately 70% of Novo Nordisk’s total diabetes care sales in the region. ** Data for mainland China, excluding Hong Kong and Taiwan. *** Data for three selected private markets representing approximately 70% of Novo Nordisk’s total diabetes care sales in the region.

North America Operations

Sales of Victoza® in North America Operations increased by 19% in Danish kroner and by 22% in local currencies. Sales growth is driven by an underlying prescription volume growth of the GLP-1 class of more than 20% in the USA, a positive impact from higher realised prices and the updated product label reflecting the reduced risk of major cardiovascular events. The growth of the GLP-1 market continues to be driven by a competing once-weekly product and Victoza®. The value share of the GLP-1 class of the total North American diabetes care market has increased to 13.9%. Despite intensified competition, Victoza® is still the market leader in the GLP-1 class with a 48% value market share.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 11 of 41

International Operations

Sales of Victoza® in International Operations increased by 5% in Danish kroner and by 7% in local currencies. Sales growth is predominantly driven by Region AAMEO, Region Europe, Region China and Region Latin America. The value share of the GLP-1 class of the total International Operations diabetes care market has increased to 6.6% from 5.8% in 2016. Victoza® is the market leader with a 56% value market share.

Region Europe

Sales in Region Europe increased by 2% in Danish kroner and increased by 3% in local currencies. The sales growth in local currencies was driven by Germany but partly offset by the intensified competition from a once-weekly GLP-1 product across the region. In Region Europe, the share of the GLP-1 class of the total diabetes care market in value has increased to 10.5%. Despite intensified competition, Victoza® remains the market leader in Region Europe in the GLP-1 class with a 58% value market share.

Region AAMEO

Sales in Region AAMEO increased by 20% in Danish kroner and by 22% in local currencies. Sales growth is primarily driven by a number of countries in the Middle East as well as Kazakhstan and Egypt. The value share of the GLP-1 class of the total diabetes care market increased to 2.7%. Victoza® is the GLP-1 market leader across Region AAMEO with a value market share of 49%.

Region China

Sales in Region China increased by 21% in Danish kroner and by 24% in local currencies. Following the inclusion in the Chinese National Reimbursement Drug List in July, Victoza® has now been included in the provincial reimbursement lists across the country. In China, the underlying momentum is encouraging, and Victoza has increased its GLP-1 value market share to 69%. However, the GLP-1 class only represents 0.9% of the total diabetes care market measured in value.

Region Japan & Korea

Sales in Region Japan & Korea decreased by 5% in Danish kroner and remained unchanged in local currencies. The sales development reflects the intensified competition which is partly offset by continued expansion of the GLP-1 market in Japan. In Region Japan & Korea, the GLP-1 class represents 4.6% of the total diabetes care market value compared with 3.3% in 2016. Victoza® holds a value market share of 41%.

Region Latin America

Sales in Region Latin America increased by 14% in Danish kroner and by 13% in local currencies. The sales growth reflects the continued expansion of the GLP-1 markets across the region. In Region Latin America, the GLP-1 class represents 5.3% of the total diabetes care market value compared with 4.5% in 2016. Victoza® remains the leader in the class with a value market share of 75%.

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Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 12 of 41

Other diabetes care

Sales of other diabetes care products, which predominantly consist of oral antidiabetic products and needles, declined by 6% in Danish kroner and by 3% in local currencies to DKK 4,023 million. Declining sales were seen in International Operations, where all regions apart from Region AAMEO and Region Latin America experienced lower sales, partly offset by higher sales in North America Operations.

Saxenda® (obesity)

Sales of Saxenda®, liraglutide 3 mg for weight management, increased by 62% in Danish kroner and by 64% in local currencies to DKK 2,562 million. Sales growth was driven by both North America Operations and International Operations, where Region Latin America, especially Brazil, Region AAMEO and Region Europe contributed to growth. Saxenda® was launched in May 2015 in the USA and has obtained broad commercial formulary market access, but generally with prior authorisation requirements. Saxenda® has now been launched in 25 countries.

BIOPHARMACEUTICALS, SALES DEVELOPMENT

Sales of biopharmaceutical products declined by 18% measured in Danish kroner and by 16% in local currencies to DKK 18,819 million. Sales of DKK 8,155 million in North America Operations declined by 30% measured in local currencies reflecting a negative impact of 21 percentage points from a generic version of the hormone replacement therapy product Vagifem® and from rebate adjustments for growth hormone in Q1 2016, both in the USA. Sales in International Operations declined by 2% in Danish kroner and remained unchanged in local currencies.

Haemophilia

Sales of haemophilia products remained unchanged in Danish kroner and increased by 2% in local currencies to DKK 10,469 million. The sales increase in local currencies was primarily driven by NovoSeven® and the roll-out of NovoEight® in Region Europe and North America Operations. This was partly offset by lower NovoSeven® sales in Region Latin America and Region Japan & Korea.

Growth disorders

Sales of growth disorder products decreased by 24% measured in Danish kroner and by 22% in local currencies to DKK 6,655 million. The sales decline reflects the significant positive non-recurring adjustment in the USA in the first quarter of 2016, related to rebates in the Medicaid patient segment for the period 2010-2015, as well as an impact from intensified competition impacting realised prices and to some extent volumes in the USA. Sales in International Operations were broadly unchanged in local currencies reflecting lower sales in Region AAMEO and Region Europe offset by sales growth in Region Japan & Korea and Region Latin America. Novo Nordisk is the leading company in the global growth disorder market with a 27% market share measured in volume.

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Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 13 of 41

Other biopharmaceuticals

Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related (HRT) products, declined by 53% measured in Danish kroner and by 52% in local currencies to DKK 1,695 million. The sales decline reflects a negative impact from the launch of a generic version of Vagifem® in the USA in the fourth quarter of 2016.

DEVELOPMENT IN COSTS AND OPERATING PROFIT

The cost of goods sold increased by 3% in both Danish kroner and local currencies to DKK 17,632 million, resulting in a gross margin of 84.2% measured in Danish kroner compared with 84.6% in 2016. The decline in gross margin reflects a negative currency impact of 0.3 percentage point. In addition, the gross margin was negatively impacted by lower prices primarily reflecting intensified competition in the insulin segment and the non-recurring Medicaid rebate adjustments in 2016, both in the USA. The negative gross margin impact was partly offset by a positive contribution from product mix due to higher Victoza® and Tresiba® sales, countered by lower sales of Vagifem® following the launch of a generic version in the USA.

Sales and distribution costs remained broadly unchanged in Danish kroner and increased by 2% in local currencies to DKK 28,340 million. The increase in sales and distribution costs measured in local currencies reflects increased sales force and promotional costs in Region AAMEO and Region Latin America as well as increased costs related to legal cases partly offset by reduced manning in the USA and broad cost control initiatives.

Research and development costs decreased by 4% in Danish kroner and by 3% in local currencies to DKK 14,014 million. The decline reflects the discontinuation of a number of research projects following the updated R&D strategy announced in October 2016 leading to lower research costs. This development was partially offset by an increase in development costs due to the PIONEER programme for oral semaglutide, where all 10 planned trials have now been fully recruited, partly countered by an impact related to the completion of the cardiovascular outcomes trial DEVOTE and by lower biopharmaceuticals development costs following the completion of the regulatory process for N9-GP.

Administration costs decreased by 4% in Danish kroner and by 3% in local currencies to DKK 3,784 million. The lower administrative costs are mainly related to general cost control initiatives.

Other operating income (net) was DKK 1,041 million compared with DKK 737 million in 2016. The increase in Other operating income reflects the positive contribution from the divestment of the C5aR inflammation asset to Innate Pharma in the third quarter of 2017.

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Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 14 of 41

Operating profit increased by 1% in Danish kroner and by 5% in local currencies to DKK 48,967 million, which is in line with the latest guidance for operating profit growth measured in local currencies of ‘3-6%’ for 2017.

FINANCIAL ITEMS (NET) AND TAX

Financial items (net) showed a loss of DKK 287 million compared with a loss of DKK 634 million in 2016. The reported net financial loss in 2017 is in line with the latest guidance of ‘loss of around DKK 0.3 billion’.

In line with Novo Nordisk’s treasury policy, Novo Nordisk hedges the most significant foreign exchange risks for the Group mainly through foreign exchange forward contracts. The foreign exchange (net) result was a loss of DKK 187 million compared with a loss of DKK 576 million in 2016.

The financial items (net) for 2017 is after a positive market value of financial contracts as per the end of December 2017 of approximately DKK 2 billion has been deferred for income recognition in 2018.

The effective tax rate for 2017 was 21.7%, which is in line with the latest guidance of a tax rate of ‘21-22%’ for the full year 2017.

CAPITAL EXPENDITURE AND FREE CASH FLOW

Net capital expenditure for property, plant and equipment was DKK 8.7 billion compared with DKK 7.1 billion in 2016, which is broadly in line with the latest guidance of ‘around DKK 9 billion’. Net capital expenditure was primarily related to investments in a new production facility for a range of diabetes active pharmaceutical ingredients in Clayton, North Carolina, USA, a new diabetes care filling capacity in Hillerød, Denmark and an expansion of the manufacturing capacity for biopharmaceutical products in Kalundborg, Denmark.

Free cash flow was DKK 32.6 billion compared with DKK 40.0 billion in 2016, which is in line with the latest guidance of ‘DKK 30-34 billion’. The decrease of 19% compared to 2016 primarily reflects a negative impact from lower income taxes paid in 2016 due to one-offs as well as increased capital expenditure in 2017.

KEY DEVELOPMENTS IN THE FOURTH QUARTER OF 2017

Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for details on sales in the fourth quarter of 2017.

Sales in the fourth quarter of 2017 decreased by 5% in Danish kroner and increased by 1% in local currencies compared with the same period in 2016. Sales growth measured in local currencies was driven by Victoza®, new-generation insulin, Saxenda® and haemophilia products, partly offset by modern insulin, growth disorders, Vagifem® and human insulin. From a geographic perspective, sales growth in local currencies was driven by International Operations growing by 4%, partly offset by a decline in sales of 1% in North America Operations. The declining sales in North America Operations reflect lower modern insulin and growth disorder sales and lower Vagifem® sales following the launch of a generic version, all in the USA. Furthermore, sales in North America Operations were negatively impacted by approximately 3 percentage points due to rebate adjustments related to prior quarters in 2017 in the modern insulin segment, especially NovoLog®, as well as for Tresiba®, partly offset by a positive contribution from Victoza®.

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Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 15 of 41

The gross margin was 83.2% in the fourth quarter of 2017 compared with 83.4% in the same period last year. The decline of 0.2 percentage points of the gross margin reflects a negative currency impact of 1.0 percentage point. Gross margin was positively impacted by product mix and higher capacity utilisation for Biopharm, partly offset by a negative price effect in the USA.

Sales and distribution costs increased by 5% in Danish kroner and by 11% in local currencies compared with the same period in 2016 reflecting increased promotion costs in preparation of the launch of Ozempic® and increased direct-to-consumer activities, both in the USA, as well as increased sales and distribution costs in International Operations across all regions, partly offset by reduced manning and broad cost control initiatives.

Research and development costs decreased by 11% in Danish kroner and by 9% in local currencies compared with the same period in 2016. The decrease in costs is driven by the updated R&D strategy announced in October 2016 leading to impairment of assets and the discontinuation of a number of research projects. Development costs declined due to the finalisation during 2017 of a number of phase 3b projects for Xultophy® and Fiasp® as well as the completion of the cardiovascular outcomes trial DEVOTE, partly offset by costs related to the PIONEER development programme for oral semaglutide and other diabetes care development programmes.

Administrative costs decreased by 4% in Danish kroner and by 1% in local currencies compared with the same period in 2016. The declining costs reflect general cost control initiatives.

Other operating income (net) was DKK 151 million in the fourth quarter of 2017 compared with DKK 97 million in the same period last year due to higher royalties and licence income.

Operating profit decreased by 10% in Danish kroner and increased by 2% in local currencies compared with the same period in 2016, reflecting the significant depreciation of US dollar versus Danish kroner.

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Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 16 of 41

OUTLOOK

OUTLOOK 2018

The current expectations for 2018 are summarised in the table below:

Expectations are as reported,	Expectations
if not otherwise stated	1 February 2018

Sales growth
in local currencies	2% to 5%
as reported	Around 7 percentage points lower than in local currencies

Operating profit growth
in local currencies	1% to 5%
as reported	Around 10 percentage points lower than in local currencies

Financial items (net)	Gain of around DKK 2.5 billion
Effective tax rate	20% to 22%
Capital expenditure	Around DKK 9.5 billion
Depreciation, amortisation and impairment losses	Around DKK 3 billion
Free cash flow	DKK 27-32 billion

For 2018, sales growth is expected to be in the range of 2% to 5% growth, measured in local currencies. This reflects expectations for robust performance for the portfolio of new-generation insulin and the GLP-1 portfolio, now comprising both Victoza® and Ozempic® as well as a solid contribution from Saxenda®. Sales growth is expected to be partly countered by intensifying global competition both within diabetes care and biopharmaceuticals, especially within the haemophilia inhibitor segment, as well as continued pricing pressure within diabetes care, especially in the USA. Overall, the expectations are based on an assumption of a broadly unchanged global macroeconomic environment. Given the current exchange rates versus the Danish krone, growth reported in DKK is expected to be around 7 percentage points lower than the local currency level.

For 2018, operating profit growth is expected to be in the range of 1% to 5% growth, measured in local currencies. The expectation for operating profit growth primarily reflects the outlook for sales growth and an impact from continued focus on cost control. The outlook also reflects a planned increase in the sales and distribution costs to support the commercialisation efforts for the launch of Ozempic®. Given the current exchange rates versus the Danish krone, growth reported in DKK is expected to be around 10 percentage points lower than the local currency level.

For 2018, Novo Nordisk expects financial items (net) to amount to a gain of around DKK 2.5 billion, partly offsetting the negative currency impact on operating profit. The current expectation for 2018 reflects gains associated with foreign exchange hedging contracts, mainly related to the US dollar and Japanese yen versus the Danish krone, partly offset by losses on non-hedged currencies. The expectation for financial items (net) reflects that net gains of DKK 2.7 billion in relation to foreign exchange hedging contracts as per 26 January 2018 is expected to be income recognised later in 2018.

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Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 17 of 41

The effective tax rate for 2018 is expected to be in the range of 20-22%. The range for effective tax rate is positively impacted by the reduced federal corporate tax rate in 2018 in the USA.

Capital expenditure is expected to be around DKK 9.5 billion in 2018, primarily related to investments in additional capacity for active pharmaceutical ingredient production within diabetes care and an expansion of the diabetes care filling capacity. Depreciation, amortisation and impairment losses are expected to be around DKK 3 billion. Free cash flow is expected to be DKK 27-32 billion.

All of the above expectations are based on assumptions that the global economic and political environment will not significantly change business conditions for Novo Nordisk during 2018, and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk’s operating profit in the next 12 months of a 5% immediate movement in currency	Hedging period (months)
USD	DKK 1,900 million	12
CNY	DKK 325 million	6*
JPY	DKK 170 million	12
GBP	DKK 90 million	13
CAD	DKK 80 million	11

* Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in Financial items (net).

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Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 18 of 41

RESEARCH & DEVELOPMENT UPDATE

DIABETES

Ozempic® (semaglutide – NN9535) approved in the USA

In December, Novo Nordisk announced that the US Food and Drug Administration (FDA) has approved Ozempic® (semaglutide injection). Ozempic® is indicated as an adjunct to diet and exercise to improve glycaemic control in adults with type 2 diabetes.

Ozempic®, the approved brand name for once-weekly semaglutide in the US, is a glucagon-like peptide 1 (GLP-1) receptor agonist. The approval of Ozempic® was based on the results from the SUSTAIN clinical trial programme and follows a positive recommendation from the FDA Advisory Committee meeting on 18 October 2017. In people with type 2 diabetes, Ozempic® produced clinically meaningful and statistically significant reductions in HbA1c compared with placebo, sitagliptin, exenatide extended- release and insulin glargine U100. Furthermore, in the trials, treatment with Ozempic® resulted in statistically significant reductions in body weight. Ozempic® demonstrated a safe and well-tolerated profile across the SUSTAIN programme with the most common adverse event being mild to moderate nausea, which diminished over time.

Ozempic® was approved for use in two therapeutic dosages, 0.5 mg and 1 mg, and will be launched in the Ozempic® Pen, the latest generation of Novo Nordisk prefilled devices.

Novo Nordisk will, as part of the post-approval requirements, conduct a paediatric trial in adolescents under 18 years of age and will add Ozempic® to the 15-year MTC (medullary thyroid carcinoma) registry that is being conducted for all other long-acting GLP-1 products.

In August 2017, the results from the SUSTAIN 7 trial were announced, demonstrating that people with type 2 diabetes treated with Ozempic® experienced superior reduction in HbA1c and body weight compared to treatment with the competing once-weekly GLP- 1 receptor agonist dulaglutide. SUSTAIN 7 was a 40-week trial investigating the efficacy and safety of 0.5 mg semaglutide compared with 0.75 dulaglutide and 1.0 mg semaglutide compared with 1.5 mg dulaglutide, when added to metformin. On 1 February 2018, the results from the SUSTAIN 7 trial were published in the peer-review journal ‘The Lancet Diabetes & Endocrinology’.

Following the approval of Ozempic®, Novo Nordisk will no longer pursue the development of a once-daily subcutaneous version of semaglutide for people with type 2 diabetes.

Ozempic® (semaglutide – NN9535) recommended for approval by the European regulatory authorities

In December 2017, Novo Nordisk announced that the Committee for Medicinal Products for Human Use (CHMP) under the European Medicines Agency (EMA) had adopted a positive opinion, recommending marketing authorisation for Ozempic® (semaglutide) for the treatment of adults with type 2 diabetes.

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Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 19 of 41

The CHMP recommended Ozempic®, the intended brand name for once-weekly semaglutide, to be indicated as monotherapy when metformin no longer provides sufficient treatment or is contraindicated and as an addition to other medicinal products for the treatment of diabetes. The indication also refers to specific sections of the label for study results with respect to combination with other diabetes medications, effects on glycaemic control, cardiovascular events and the populations studied. The label furthermore reflects the superior reduction in body weight achieved with Ozempic® relative to comparator treatments and the statistically significant reduction in diabetic nephropathy with Ozempic® relative to standard of care.

As an integral part of the approval, Novo Nordisk has committed to conduct post- approval safety studies, including a long-term diabetic retinopathy outcomes study. Furthermore, as required for all long-acting GLP-1 products approved in the EU, Ozempic® will be enrolled in the data collection for the registry of medullary thyroid carcinoma.

Results from phase 3b onset 5 trial evaluating subcutaneous insulin infusion of Fiasp® (NN1218) compared to NovoRapid® in adults with type 1 diabetes

In September 2017, Novo Nordisk completed the onset 5 trial, a double-blinded randomised phase 3b trial, including 472 people with type 1 diabetes. The trial objective was to confirm the effect of continuous subcutaneous insulin infusion (CSII) treatment with Fiasp® in terms of glycaemic control, by comparing Fiasp® CSII treatment with NovoRapid® treatment, in adults with type 1 diabetes, using a non-inferiority approach.

Fiasp® was confirmed to be non-inferior to NovoRapid® with regards to change from baseline in HbA1c. As a secondary endpoint, Fiasp® demonstrated superiority in change from baseline in 1-hour post-prandial glucose reduction versus NovoRapid®. The safety profile of Fiasp® was similar to the one of NovoRapid®. During 2018, Novo Nordisk expects to initiate dialogue with regulators on the options for including the CSII results in the product label for Fiasp®.

DUAL II Japan phase 3a trial with Xultophy® (NN9068) successfully completed

In January 2018, Novo Nordisk completed the DUAL II Japan phase 3a trial with Xultophy®. Xultophy® is a once-daily, single injection fixed combination of long-acting basal insulin (insulin degludec) and a glucagon-like peptide-1 (GLP-1) receptor agonist (liraglutide). The double-blinded trial investigated the efficacy and safety of Xultophy® compared with Tresiba® (insulin degludec U100) at a maximum of 50 insulin units after 26 weeks of treatment in 210 Japanese adults with type 2 diabetes already on insulin treatment. The primary endpoint was change in HbA1c after 26 weeks of treatment.

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Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 20 of 41

The trial successfully achieved its objective by demonstrating that treatment with Xultophy® was superior to Tresiba®, capped at 50 insulin units, with regards to lowering of HbA1c. From a mean baseline HbA1c of 8.6%, people treated with Xultophy® achieved a reduction in HbA1c of 1.94%, while people treated with Tresiba® achieved a reduction in HbA1c of 0.66% after 26 weeks of treatment, corresponding to a statistically significant and superior treatment difference of 1.28% in favour of Xultophy®.

Furthermore, from a mean baseline body weight of 74.7 kg, people treated with Xultophy® experienced weight loss of 0.7 kg compared with weight gain of 0.7 kg for people treated with Tresiba®, corresponding to a statistically significant treatment difference of -1.4 kg also in favour of Xultophy®. Patient-reported outcomes showed a statistical significant difference in favour of Xultophy®.

The safety profile of Xultophy® in DUAL II Japan was generally consistent with previous Xultophy® clinical trials. Novo Nordisk plans to submit a New Drug Application (NDA) for Xultophy® to the Japanese Ministry of Health, Labour and Welfare, following the completion of the DUAL I and II Japan trials, in second half of 2018.

Data from the DEVOTE trial with Tresiba® (NN125) submitted in Japan

In October 2017, Novo Nordisk submitted a supplemental application to the Japanese Ministry of Health, Labour and Welfare for including data in the label for Tresiba® (insulin degludec) from the DEVOTE trial, a long-term, randomised, double-blinded and event-driven trial conducted to confirm the cardiovascular safety of Tresiba® compared to insulin glargine U100 when added to standard of care, in people with type 2 diabetes.

In the trial, the cardiovascular safety was confirmed with Tresiba®. In addition, Tresiba® demonstrated superiority on the secondary confirmatory endpoint of severe hypoglycaemia: 27% fewer patients in the Tresiba®-treated group experienced an episode of severe hypoglycaemia, resulting in a 40% overall rate reduction of total episodes of adjudicated severe hypoglycaemia. Furthermore, patients in the Tresiba® treated group experienced a 54% relative reduction in the rate of nocturnal severe hypoglycaemia. These differences were all statistically significant.

Submission of update to the Xultophy® (NN9068) EU label based on LEADER and DEVOTE data

In November 2017, Novo Nordisk submitted a variation application to the European Medicines Agency (EMA) for including data from the LEADER and DEVOTE cardiovascular outcomes trials in the product information of Xultophy®.

LEADER was a multicentre, international, randomised, double-blind, placebo-controlled trial investigating the long-term (3.5–5 years) effects of Victoza® (liraglutide up to 1.8 mg) compared to placebo, both in addition to standard of care, in people with type 2 diabetes at high risk of major cardiovascular events.

Phase 3b trial with Victoza® 1.8 mg (NN2211) in Japanese people with type 2 diabetes successfully completed

In December 2017, Novo Nordisk completed the phase 3b trial with Japanese people with type 2 diabetes inadequately controlled on once-daily Victoza® 0.9 mg. The trial investigated the potential benefits obtained by escalating from once-daily Victoza® 0.9 mg to once-daily Victoza® 1.8 mg. The trial demonstrated that after 26 weeks of treatment, HbA1c was statistically significantly lower with Victoza® 1.8 mg compared to continued use of Victoza® 0.9 mg. The safety profile with Victoza® 1.8 mg during 52 weeks of treatment was consistent with previous findings in Japanese people. Novo Nordisk plans to submit the data to regulatory authorities in Japan during 2018 to update the product information about dosage and administration for Victoza® allowing the use of a Victoza® 1.8 mg dose if the clinical response with Victoza® 0.9 mg is insufficient.

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Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 21 of 41

Large global cardiovascular outcomes trial SOUL with Ozempic® (semaglutide NN9535) to be initiated during 2018

Following the FDA approval of Ozempic® in the USA and the recommendation by the CHMP in the EU, Novo Nordisk plans to initiate a large global cardiovascular (CV) outcomes trial. The SOUL trial is expected to enrol approximately 13,000 people with type 2 diabetes and established cardiovascular disease or chronic kidney disease. The trial is designed to document a significant reduction in the number of major adverse cardiovascular events in people treated with Ozempic® compared with placebo, both in addition to standard of care. The trial is expected to be initiated mid-2018.

OBESITY

Submission of update to the Saxenda® US label based on LEADER data

In December 2017, Novo Nordisk submitted an update of the Saxenda® label based on LEADER data to the US FDA as an efficacy supplement for Saxenda® (liraglutide 3.0 mg). The submission was based on the results from the LEADER trial, which investigated the long-term effects of liraglutide 1.8 mg (Victoza®) in people with type 2 diabetes and established cardiovascular disease. In the LEADER trial, liraglutide 1.8 mg statistically significantly reduced the risk of cardiovascular death, non-fatal myocardial infarction (heart attack) and non-fatal stroke by 13% versus placebo, when added to standard of care.

Initiation of semaglutide (NN9536) phase 3a programme STEP in people with obesity Following the positive phase 2 data with once-daily semaglutide in people with obesity, Novo Nordisk has decided to initiate a phase 3a programme in 2018 with once-weekly semaglutide 2.4 mg in approximately 4,500 people who are overweight or have obesity. The STEP programme is expected to consist of four clinical trials with duration of 68 weeks and completion is expected in 2020. In addition to the initiation of the STEP programme, Novo Nordisk also plans to initiate a cardiovascular outcomes study SELECT in approximately 17,500 people who are overweight or have obesity.

BIOPHARMACEUTICALS

Recruitment completed for concizumab phase 2 trial explorer 5 for people with haemophilia A

In December 2017, Novo Nordisk completed recruitment of people with haemophilia A for the explorer 5 trial with concizumab, which is a monoclonal antibody against Tissue Factor Pathway Inhibitor (TFPI) intended for prophylactic treatment for bleeding prevention after subcutaneous administration in people with haemophilia. Explorer 5 is a global open-label trial including 30 people with haemophilia A, and the trial objective is to demonstrate that concizumab is efficacious in preventing bleeding episodes.

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Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 22 of 41

SUSTAINABILITY UPDATE

HIGHLIGHTS FROM THE CONSOLIDATED SOCIAL AND ENVIRONMENTAL STATEMENTS FOR 2017

SOCIAL PERFORMANCE	2017	2016	2015	2014		2013		% change 2016 to 2017
Patients Patients reached with Novo Nordisk diabetes care products (estimate in millions)	27.7	28.0	26.8	24.4		24.3		(1%)

Employees Employees (FTEs)	42,076	41,971	40,638	40,957	1)	37,978	1)	0%
Employee turnover	11.0%	9.7%	9.2%	9.0%		8.1%
Gender in Management (ratio men:women)	60:40	59:41	59:41	60:40		61:39
Sustainable engagement score	90%	-	-	-		-

Assurance Relevant employees trained in business ethics	99%	99%	98%	98%		97%
Product recalls	6	6	2	2		6
Failed inspections	0	0	0	0		0
Company reputation (scale 0-100) 2)	79.3	77.8	81.1	79.5		82.5

ENVIRONMENTAL PERFORMANCE
Resources Energy consumption (1,000 GJ)	2,922	2,935	2,778	2,556		2,572		(0%)
Share of renewable power for production	79%	78%	78%	73%		74%
Water consumption (1,000 m3)	3,276	3,293	3,131	2,959		2,685		(1%)

Emissions and waste CO2 emissions from energy consumption (1,000 tons)	90	92	107	120		125		(2%)
Waste (1,000 tons)	157	153	159	141		131		3%

1) Includes approximately 2,400 full-time equivalent employees in NNIT A/S

2) Calculation has been adjusted due to change of methodology. Historical data have been restated accordingly.

SOCIAL PERFORMANCE

Patients

Novo Nordisk’s business is built on the promise to help patients with serious chronic diseases live better, healthier lives and the determination to enhance access to medical treatment and quality of care for patients. In 2017, Novo Nordisk provided medical treatment to an estimated 27.7 million people with diabetes worldwide, a decrease of 1% compared to 28.0 million in 2016. The decline was caused by lower sales of human insulin, mainly due to an impact from lower tender volumes of human insulin in some large tender markets in 2017, partly offset by growth in sales of modern and new- generation insulin as well as Victoza®.

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Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 23 of 41

Through Novo Nordisk’s Access to Insulin Commitment, the company guarantees to provide low-priced human insulin to the poorest parts of the world. The guarantee applies to Least Developed Countries (LDCs) as defined by the UN and other low-income countries as defined by the World Bank as well as selected organisations providing relief in humanitarian situations. Moreover, Novo Nordisk sells human insulin at similar prices in other low- and middle-income countries. In 2017, the ceiling price was USD 4 per vial with an average selling price of USD 3 per vial. As a result, an estimated 0.3 million patients were treated with insulin for 12 cents per day or less.

Employees

Novo Nordisk aims to be an attractive employer and offers a safe and healthy, inclusive and engaging working environment. At the end of 2017, the total number of employees was 42,682, corresponding to 42,076 full-time positions, which is a 1% increase compared with 2016. The growth in employees was mainly driven by the global service centre in Bangalore, India. Employee turnover increased from 9.7% in 2016 to 11.0% in 2017. The increased employee turnover in 2017 was mainly due to the workforce reduction at the end of 2016; as a part of this workforce was still employed at the end of 2016 it affects the 2017 employee turnover.

The level of engagement and commitment to the company’s values remains high. In the annual employee survey, conducted in the second quarter of 2017, 90% of employees responded positively to a set of questions to measure the level of sustainable engagement.

By the end of 2017, the gender distribution among managers was 60% men and 40% women. Of the newly promoted managers, 43% were women, which is the same level as in 2016. All management teams, from entry level and upwards, are encouraged to focus on enhanced diversity, with the aim of ensuring a robust pipeline of talent for management positions.

The average frequency rate of occupational accidents with absence was 2.7 per million working hours in 2017, compared with 3.0 in 2016. There were no work-related fatalities in 2017 compared with one fatality in 2016. Novo Nordisk works with a zero- injury mindset and remains committed to continuously improving safety performance. The link between company values and safety behaviour is emphasised to ensure that employees always make the safe choice.

Assurance

Novo Nordisk had six product recalls from the market in 2017, which is the same level as in 2016. None of these recalls were critical. Local health authorities were informed in all instances to ensure that distributors, pharmacies, doctors and patients received appropriate information.

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Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 24 of 41

Novo Nordisk’s reputation among key stakeholders - people with diabetes, general practitioners and diabetes specialists - is an indicator of the extent to which the company lives up to stakeholders’ expectations and the likelihood that they will trust, support and engage with the company. The company reputation score, measured on a scale of 0-100, increased to 79.3, from 77.8 in 2016. Data were collected between June and September 2017; a score between 70 and 80 is considered strong.

ENVIRONMENTAL PERFORMANCE

Resources

Novo Nordisk’s environmental strategy prioritises minimising the use of non-depletable or scarce natural resources. In 2017, energy and water consumption decreased slightly. 79% of the power (electricity) used at production sites came from renewable sources such as biomass, wind and hydropower. Two facilities are located in regions subject to high water stress, ie high seasonal variations in water availability, and account for 7% of the total water used at Novo Nordisk, up from 6% in 2016 due to increased production to meet market demands. There were no incidents of water shortage. Novo Nordisk continued to focus on energy efficiency and water savings. Energy and water projects implemented in 2017 are expected to lead to estimated annual savings of 18,000 GJ energy and more than 100,000 m3 water from 2018.

Emissions and waste

Novo Nordisk’s climate action programme aims to reduce CO2 emissions throughout the value chain. The current focus includes energy used in production, purchased goods and services and transportation such as company cars, business flights and product distribution.

The overall CO2 emissions from energy consumption at production sites decreased by 2% to 90,000 tons, due to decreased energy use in areas that use fossil-based energy. Novo Nordisk continues to engage with energy suppliers to explore possible renewable power solutions for facilities in the USA and Europe, in order to meet the long-term target for all power used by the company’s production sites to be based on renewable sources by 2020.

Novo Nordisk’s largest production site – located in Kalundborg, Denmark – is supplied with steam and heat from the local Asnæs power plant. As a result of a partnership between Novo Nordisk, other local businesses and energy provider Ørsted, construction started in October 2017 to convert Asnæs from being coal-fired to burning wood chips. With this change, it is expected that all Novo Nordisk production in Denmark by 2020 will be based on renewable energy delivered as power, heating and steam.

Waste increased by 3% compared with 2016, primarily due to increased amounts of organic residues from fermentation processes. The energy from these residues is recovered in biogas plants and the digested slurry is used as fertiliser on local farmland. Overall, 96% of all the waste is recycled, used for biogas production or incinerated in plants where the energy is used for producing heat or power.

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Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 25 of 41

EQUITY

Total equity was DKK 49,815 million at the end of 2017, equivalent to 48.7% of total assets, compared with 46.4% at the end of 2016. Please refer to appendix 5 for further elaboration of changes in equity.

2017 share repurchase programme

On 1 November 2017, Novo Nordisk announced a share repurchase programme of DKK

4.8 billion to be executed from 1 November 2017 to 30 January 2018, as part of an overall 2017 programme of DKK 17 billion to be executed during a 12-month period. The purpose of the programme is to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the programme, Novo Nordisk has repurchased 14,519,673 B shares for an amount of DKK 4.8 billion in the period from 1 November 2017 to 30 January 2018. The programme was concluded on 30 January 2018.

As of 30 January 2018, Novo Nordisk A/S has repurchased a total of 59,411,504 B shares equal to a transaction value of DKK 17.0 billion under the DKK 17 billion programme beginning 2 February 2017.

As of 30 January 2018, Novo Nordisk A/S and its wholly-owned affiliates owned 60,510,777 of its own B shares, corresponding to 2.4% of the total share capital.

Proposed final dividend of DKK 4.85 for each Novo Nordisk A and B share of DKK 0.20 At the Annual General Meeting on 22 March 2018, the Board of Directors will propose a final dividend of DKK 4.85 for each Novo Nordisk A and B share of DKK 0.20. The total dividend for 2017 of DKK 7.85 for each Novo Nordisk A and B share of DKK 0.20 includes both the interim dividend of DKK 3.00 for each Novo Nordisk A and B share of DKK 0.20, which was paid in August 2017, and the proposed final dividend of DKK 4.85 for each Novo Nordisk A and B share of DKK 0.20 to be paid in March 2018. The total dividend is hence expected to increase by 3% compared with the 2016 dividend of DKK

7.60   for each Novo Nordisk A and B share of DKK 0.20. The total dividend for 2017 corresponds to a payout ratio of 50.4%, in line with a payout ratio of around 50% for Novo Nordisk’s peer group of comparable pharmaceutical companies in 2016. No dividend will be paid on the company’s holding of own B shares.

2018 share repurchase programme

The Board of Directors has approved a new share repurchase programme of up to DKK 14 billion to be executed during the coming 12 months. The total programme may be reduced in size, if significant product in-licensing or bolt-on acquisition opportunities arise during 2018. Share repurchase under the overall programme of up to DKK 14 billion in the period February 2018 to January 2019 is expected to be initiated shortly. As announced in January 2014, Novo Nordisk’s majority shareholder Novo Holdings A/S, a holding company fully owned by the Novo Nordisk Foundation, has informed Novo Nordisk that it intends to consider its participation in the Novo Nordisk share repurchase programme on a case by case basis. For 2018, Novo Holdings A/S has informed Novo Nordisk that it plans to participate in the share repurchase programme. Novo Holdings A/S has an ownership of 28.05% of the Novo Nordisk share capital and Novo Holdings A/S currently intends to maintain its ownership of the Novo Nordisk share capital around 28%.

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Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 26 of 41

CORPORATE GOVERNANCE

Proposed changes in the composition of board of directors

Chairman of the Board of Directors Göran Ando has decided not to seek re-election at the Annual General Meeting in March 2018. The Board of Directors proposes election of Helge Lund as chairman of the Board of Directors. The Board of Directors recommends election of Helge Lund as chairman of the Board primarily due to his extensive experience within management of global companies. Helge Lund is also assessed to have the personal qualifications required to be chairman.

Changes in Novo Nordisk’s management

As per 15 February 2018, Karsten Munk Knudsen, currently senior vice president of Corporate Finance, will succeed Jesper Brandgaard as executive vice president and chief financial officer. Jesper Brandgaard will continue as executive vice president responsible for Biopharm and Legal Affairs.

Karsten Munk Knudsen started his career in Novo Nordisk in 1999 as a business analyst in NNIT and has since held finance positions of growing size and complexity throughout the Novo Nordisk value chain. From 2010-2014 he was corporate vice president, Finance & IT, at Novo Nordisk Inc in the USA and in 2014 he was appointed senior vice president of Corporate Finance in Novo Nordisk. Karsten holds an MSc in finance from the University of Aarhus, Denmark.

With these changes, Executive Management will have the following members as of 15 February 2018:

•	Lars Fruergaard Jørgensen, president and CEO
•	Jesper Brandgaard, EVP, Biopharm and Legal Affairs
•	Maziar Mike Doustdar, EVP, International Operations (based in Zurich, Switzerland)
•	Lars Green, EVP, Business Services & Compliance
•	Karsten Munk Knudsen, EVP, chief financial officer
•	Doug Langa, EVP, North America Operations (based in Princeton, New Jersey, USA)
•	Camilla Sylvest, EVP, Commercial Strategy & Corporate Affairs
•	Mads Krogsgaard Thomsen, EVP, chief science officer
•	Henrik Wulff, EVP, Product Supply

Only Danish-based members of Executive Management are registered with the Danish Business Authority.

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Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 27 of 41

Remuneration principles for executives

Novo Nordisk’s remuneration principles aim to attract, retain and motivate members of Executive Management. Remuneration levels are designed to be competitive and to align the interests of the executives with shareholder interests. The current remuneration principles were approved at the Annual General Meeting in March 2017.

Long-term, share-based incentive programme for senior management

As of 2004, members of Novo Nordisk's Executive Management (8 at the end of 2017) and other members of the Management Board (31 in 2017) have participated in a performance-based incentive programme. In 2017, the performance-based incentive programme operated with a yearly maximum allocation equal to 12 months’ fixed base salary plus pension contribution for the chief executive officer, nine months’ fixed base salary plus pension contribution for the other members of Executive Management and eight months’ fixed base salary plus pension contribution for other members of the Management Board. Once the share allocation per member of the Management Board has been approved by the Board of Directors, the total cash amount is converted into Novo Nordisk B shares at market price. The market price is calculated as the average trading price for Novo Nordisk B shares on Nasdaq Copenhagen in the open trading window following the release of the full-year financial results for the year prior to the relevant performance year. The shares allocated per member of the Management Board are locked up for a three-year period before they are transferred to the individual member. In the lock-up period, the Board of Directors may remove allocated shares in the event of lower-than-planned economic profit generation during the lock-up period.

For 2014, 284,173 shares were allocated to the members of the Management Board and the value at launch of the programme (DKK 66 million) was expensed in 2014. The number of shares in the 2014 performance-based incentive programme has not subsequently been reduced by the Board of Directors as the financial performance in the following years (2015–2017) reached specified threshold levels. Hence, the original number of shares allocated to the members of the Management Board will, according to the principles of the scheme, be transferred to 34 current and former members of the Management Board immediately after the announcement of the 2017 full-year financial results on 1 February 2018.

In 2017, Novo Nordisk exceeded the planned incentive target for economic value creation with 4.8%, primarily due to higher operating profit, lower-than-planned net operating assets and a lower-than-planned effective tax rate and partly offset by an unfavourable net impact from currencies. Sales were 0.8% above the target level in local currencies. Two of the non-financial targets were not met: Novo Nordisk did not receive a label update in 2017 in the USA for Tresiba® based on the SWITCH data and obtained a lower than targeted reputation score amongst key stakeholders. This will, however, not result in any deduction of the share allocation since at least 85% of non- financial targets have been met. On this basis, 69% of the maximum share allocation will be granted to the participants in the long-term share-based incentive programme.

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Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 28 of 41

On 31 January 2018, the Board of Directors consequently approved the allocation of a total of 356,195 Novo Nordisk B shares in relation to the long-term incentive programme for 2017 corresponding to a value at launch of the programme of DKK 76 million. The chief executive officer will receive shares equalling 8.2 months’ fixed base salary plus pension contribution, whereas executive vice presidents will receive shares equalling 6.2 months’ fixed base salary plus pension contribution. The two executives being promoted to executive vice president after 1 July 2017 will receive shares equalling 5.5 months’ fixed base salary plus pension contribution based on their previous status as senior vice presidents. The value of the programme will be amortised over four years (2017-2020). According to the principles of the programme, the share price used for the conversion of the performance programme to Novo Nordisk B shares was the average share price (DKK 237 per share of DKK 0.20) for Novo Nordisk B shares on Nasdaq Copenhagen in the 15 days trading window (2 February– 16 February 2017) following the release of the annual report for 2016 when the programme was approved by the Board of Directors.

Long-term, share-based incentive programme for corporate vice presidents and vice presidents

As of 2007, a number of key employees below senior management also participate in a share-based programme with similar performance criteria as the programme for senior management. The share-based incentive programme for key employees will, as is the case for the programme for senior management, be based on an annual calculation of economic profit generation compared to the planned performance for the year. At the beginning of each year, the Board of Directors defines a maximum number of shares per participant targeting around three to four months of fixed base salary. The shares in the pool are also locked up for a three-year period before they may be transferred to the participants.

For 2014, 683,728 shares were allocated to a share pool for key employees, and the value at launch of the programme (DKK 155 million) has been amortised over the period 2014–2017. The number of shares in the 2014 share pool has not subsequently been reduced by the Board of Directors as the financial performance in the following years (2015–2017) reached specified threshold levels. 518,079 shares will be transferred to 666 employees after the announcement of the 2017 full-year financial results on 1 February 2018. The number of shares to be transferred is lower than the original number of shares allocated to the share pool as some participants have left the company before the release conditions of the programme have been met.

For 2017, based on an assessment similar to the senior management programme, the Board of Directors on 31 January 2018 approved the establishment of a share pool for 2017 for key employees by allocating a total of 761,826 Novo Nordisk B shares. This allocation corresponds to a value at launch of the programme of DKK 162 million using the same share price mechanism as described for the senior management programme. The value of the programme will be amortised over four years (2017-2020). The number of participants for 2017 is approximately 930.

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Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 29 of 41

Revised remuneration principles to be proposed at the Annual General Meeting in March 2018

It is planned to continue the long-term share-based incentive programmes for both senior management and other key employees in 2018. At the Annual General Meeting in March 2018 it will be proposed to update the remuneration principles to reflect a changed structure of the programme for Executive Management by increasing the maximum possible share allocation for the chief executive officer and the executive vice presidents from currently 12 months to 18 and from currently 9 months to 13.5 months, respectively, and in addition to include a possibility to reduce or increase the number of shares by 30% depending on the average sales growth in the vesting period resulting in a total possible grant of up to 24 months for the chief executive officer and 18 months for the executive vice presidents.

LEGAL MATTERS

Product liability lawsuits related to Victoza®

As of 31 December 2017, Novo Nordisk, along with the majority of incretin-based product manufacturers in the US, is a defendant in product liability lawsuits related to use of incretin-based medications. To date, 250 plaintiffs have named Novo Nordisk in product liability lawsuits, predominantly claiming damages for pancreatic cancer that allegedly developed as a result of using Victoza® and other GLP-1/DPP-IV (incretin- based) products. 162 of the Novo Nordisk plaintiffs have also named other defendants in their lawsuits. Most Novo Nordisk plaintiffs have filed suit in California federal and state courts.

In November 2015, all cases pending in the California federal and state courts were dismissed on federal pre-emption grounds. Plaintiffs subsequently appealed these rulings to the federal and California state appeals courts.

In November 2017, the U.S. Court of Appeals for the Ninth Circuit reversed and vacated the Federal District Court judge’s ruling, thereby reinstating the dismissed federal lawsuits and remanding them back to the Federal District Court in California for further proceedings. The ruling by the U.S. Court of Appeals does not bind the California State Appeals Court, which is currently reviewing the State Court judge’s pre-emption ruling. Currently, Novo Nordisk does not have any individual trials scheduled in 2018. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit or cash flow.

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Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 30 of 41

FORWARD-LOOKING STATEMENTS

Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2017 and Form 20-F, both expected to be filed with the SEC in February 2018 in continuation of the publication of the Annual Report 2017, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
•	statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures
•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’, Equity’ and ‘Legal matters’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘The Risks of Doing Business’ on pp 40-43 of the Annual Report 2017.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 31 of 41

MANAGEMENT STATEMENT

The Board of Directors and Executive Management have approved the Annual Report 2017 of Novo Nordisk A/S – including the audited consolidated financial statements. The Board of Directors and Executive Management also approved this financial statement containing condensed financial information for 2017.

The consolidated financial statements in the Annual Report 2017 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with the IFRS as endorsed by the EU. Furthermore, the Annual Report 2017, including the consolidated financial statements and management review, is prepared in accordance with additional Danish disclosure requirements for listed companies and in accordance with the International Integrated Reporting Framework.

This financial statement has been prepared in accordance with the recognition and measurement requirements in the IFRS, the accounting policies as applied in the audited consolidated financial statements of 2017 and additional Danish disclosure requirements for listed companies.

In our opinion, the accounting policies used are appropriate, and the overall presentation of this financial statement is adequate. Furthermore, in our opinion, this company announcement of the financial statement for 2017 includes a true and fair account of the development in the operations and financial circumstances of the results for the year and of the financial position of the Group as well as a reference to the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 1 February 2018

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Jesper Brandgaard CFO	Lars Green

Camilla Sylvest	Mads Krogsgaard Thomsen	Henrik Wulff

Board of Directors:

Göran Ando Chairman	Jeppe Christiansen Vice chairman	Brian Daniels

Sylvie Grégoire	Liz Hewitt	Liselotte Hyveled

Kasim Kutay	Anne Marie Kverneland	Helge Lund

Søren Thuesen Pedersen	Stig Strøbæk

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Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 32 of 41

FINANCIAL INFORMATION

APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
									% change
	2017				2016				Q4 2017 vs
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2016

Net sales	27,992	26,614	28,638	28,452	29,572	27,537	27,459	27,212	(5%)

Gross profit	23,292	22,342	24,229	24,201	24,654	23,551	23,414	22,978	(6%)
Gross margin	83.2%	83.9%	84.6%	85.1%	83.4%	85.5%	85.3%	84.4%

Sales and distribution costs	8,295	6,497	6,761	6,787	7,909	6,860	6,867	6,741	5%
Percentage of sales	29.6%	24.4%	23.6%	23.9%	26.7%	24.9%	25.0%	24.8%
Research and development costs	3,983	3,328	3,414	3,289	4,470	3,458	3,331	3,304	(11%)
Percentage of sales	14.2%	12.5%	11.9%	11.6%	15.1%	12.6%	12.1%	12.1%
Administrative costs	1,118	896	857	913	1,166	1,015	873	908	(4%)
Percentage of sales	4.0%	3.4%	3.0%	3.2%	3.9%	3.7%	3.2%	3.3%
Other operating income, net	151	423	189	278	97	202	154	284	56%

Operating profit	10,047	12,044	13,386	13,490	11,206	12,420	12,497	12,309	(10%)
Operating margin	35.9%	45.3%	46.7%	47.4%	37.9%	45.1%	45.5%	45.2%

Financial income	175	392	421	258	(21)	(3)	93	23	N/A
Financial expenses	(349)	(26)	1,164	744	243	116	(12)	379	(244%)
Financial items (net)	524	418	(743)	(486)	(264)	(119)	105	(356)	(298%)

Profit before income taxes	10,571	12,462	12,643	13,004	10,942	12,301	12,602	11,953	(3%)

Income taxes	2,318	2,692	2,692	2,848	2,243	2,498	2,634	2,498	3%

Net profit	8,253	9,770	9,951	10,156	8,699	9,803	9,968	9,455	(5%)

Depreciation, amortisation and impairment losses	905	706	863	708	1,116	736	717	624	(19%)
Capital expenditure (net)	3,043	2,098	1,934	1,604	2,502	1,784	1,684	1,091	22%
Net cash generated from operating activities	6,032	12,921	10,117	12,098	11,153	15,189	14,497	7,475	(46%)
Free cash flow	2,866	10,930	8,392	10,400	8,388	12,501	12,743	6,359	(66%)

Total assets	102,355	97,891	97,825	94,213	97,539	87,340	88,269	82,368	5%
Total equity	49,815	46,946	48,436	40,301	45,269	41,327	42,585	37,284	10%
Equity ratio	48.7%	48.0%	49.5%	42.8%	46.4%	47.3%	48.2%	45.3%

Full-time equivalent employees end of period	42,076	41,656	41,385	41,636	41,971	42,605	42,265	41,571	0%

Basic earnings per share/ADR (in DKK)	3.38	3.96	4.01	4.07	3.46	3.88	3.93	3.72	(2%)
Diluted earnings per share/ADR (in DKK)	3.36	3.96	4.01	4.06	3.46	3.87	3.92	3.71	(3%)
Average number of shares outstanding (million)	2,451.2	2,465.6	2,480.2	2,495.8	2,512.6	2,526.5	2,536.3	2,544.3	(2%)
Average number of diluted shares
outstanding (million)	2,456.1	2,469.4	2,484.1	2,500.0	2,517.1	2,530.9	2,540.8	2,550.1	(2%)

Sales by business segment:
New-generation insulin	2,363	2,099	2,493	1,692	1,707	1,143	983	626	38%
Modern insulin	10,371	10,648	11,289	12,092	12,219	11,770	11,806	11,715	(15%)
Human insulin	2,464	2,485	2,521	2,602	2,938	2,760	2,667	2,725	(16%)
Total insulin	15,198	15,232	16,303	16,386	16,864	15,673	15,456	15,066	(10%)
Victoza®	6,305	5,343	5,775	5,750	5,397	5,106	4,952	4,591	17%
Other diabetes care	943	988	1,006	1,086	1,026	1,095	1,015	1,131	(8%)
Total diabetes care	22,446	21,563	23,084	23,222	23,287	21,874	21,423	20,788	(4%)
Obesity (Saxenda®)	697	640	686	539	540	418	376	243	29%
Diabetes care and obesity total	23,143	22,203	23,770	23,761	23,827	22,292	21,799	21,031	(3%)

Haemophilia	2,750	2,404	2,739	2,576	2,821	2,285	2,530	2,836	(3%)
Growth disorders	1,709	1,621	1,679	1,646	2,202	2,003	2,158	2,407	(22%)
Other biopharmaceuticals	390	386	450	469	722	957	972	938	(46%)
Biopharmaceuticals total	4,849	4,411	4,868	4,691	5,745	5,245	5,660	6,181	(16%)

Sales by geographic segment:
North America Operations	14,434	13,532	15,103	14,940	15,873	14,719	14,453	14,197	(9%)
- USA	13,879	12,967	14,583	14,402	15,343	14,174	13,947	13,730	(10%)
International Operations	13,558	13,082	13,535	13,512	13,699	12,818	13,006	13,015	(1%)
- Region Europe	5,418	5,190	5,355	5,226	5,275	5,093	5,298	5,016	3%
- Region AAMEO	3,068	2,929	3,057	2,964	2,937	2,790	2,842	3,011	4%
- Region China	2,510	2,531	2,608	3,060	2,540	2,534	2,509	2,875	(1%)
- Region Japan & Korea	1,570	1,462	1,573	1,467	1,691	1,588	1,611	1,335	(7%)
- Region Latin America	992	970	942	795	1,256	813	746	778	(21%)

Segment operating profit:
Diabetes care and obesity	7,689	9,298	10,735	10,631	8,575	9,874	9,229	8,424	(10%)
Biopharmaceuticals	2,358	2,746	2,651	2,859	2,631	2,546	3,268	3,885	(10%)

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Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 33 of 41

APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	2017	2016

Income statement

Net sales	111,696	111,780
Cost of goods sold	17,632	17,183
Gross profit	94,064	94,597

Sales and distribution costs	28,340	28,377
Research and development costs	14,014	14,563
Administrative costs	3,784	3,962
Other operating income, net	1,041	737
Operating profit	48,967	48,432

Financial income	1,246	92
Financial expenses	1,533	726
Profit before income taxes	48,680	47,798

Income taxes	10,550	9,873
NET PROFIT	38,130	37,925

Basic earnings per share (DKK)	15.42	14.99
Diluted earnings per share (DKK)	15.39	14.96

Segment Information

Segment sales:
Diabetes care and obesity	92,877	88,949
Biopharmaceuticals	18,819	22,831

Segment operating profit:
Diabetes care and obesity	38,353	36,102
Operating margin	41.3%	40.6%

Biopharmaceuticals	10,614	12,330
Operating margin	56.4%	54.0%

Total segment operating profit	48,967	48,432

Statement of comprehensive income

Net profit for the year	38,130	37,925

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	103	(205)

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	(632)	(7)
Cash flow hedges, realisation of previously deferred (gains)/losses	1,955	682
Cash flow hedges, deferred gains/(losses) incurred during the period	1,987	(1,911)
Other items	(577)	(74)
Tax on other comprehensive income, income/(expense)	(1,041)	324
Other comprehensive income for the year, net of tax	1,795	(1,191)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	39,925	36,734

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 34 of 41

APPENDIX 3: CASH FLOW STATEMENT

DKK million	2017	2016

Net profit for the year	38,130	37,925

Adjustment for non-cash items:
Income taxes in the Income Statement	10,550	9,873
Depreciation, amortisation and impairment losses	3,182	3,193
Other non-cash items	2,027	3,882
Change in working capital	(3,634)	(3,708)
Interest received	101	114
Interest paid	(87)	(66)
Income taxes paid	(9,101)	(2,899)
Net cash generated from operating activities	41,168	48,314

Purchase of intangible assets	(1,022)	(1,199)
Proceeds from sale of property, plant and equipment	9	7
Purchase of property, plant and equipment	(7,626)	(7,068)
Proceeds from other financial assets	73	23
Purchase of other financial assets	(40)	(112)
Sale of marketable securities	2,009	2,064
Purchase of marketable securities	-	(531)
Dividend received from associated company	26	26
Net cash used in investing activities	(6,571)	(6,790)

Purchase of treasury shares, net	(16,845)	(15,057)
Dividends paid	(18,844)	(23,830)
Net cash used in financing activities	(35,689)	(38,887)

NET CASH GENERATED FROM ACTIVITIES	(1,092)	2,637

Cash and cash equivalents at the beginning of the year	18,461	15,850
Exchange gain/(loss) on cash and cash equivalents	(211)	(26)
Cash and cash equivalents at the end of the year	17,158	18,461

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 35 of 41

APPENDIX 4: BALANCE SHEET

DKK million	31 Dec 2017	31 Dec 2016

ASSETS

Intangible assets	3,325	2,714
Property, plant and equipment	35,247	30,179
Investment in associated company	784	809
Deferred income tax assets	1,941	2,683
Other financial assets	978	1,388
TOTAL NON-CURRENT ASSETS	42,275	37,773

Inventories	15,373	14,341
Trade receivables	20,165	20,234
Tax receivables	958	1,552
Other receivables and prepayments	2,428	2,411
Marketable securities	-	2,009
Derivative financial instruments	2,304	529
Cash at bank	18,852	18,690
TOTAL CURRENT ASSETS	60,080	59,766

TOTAL ASSETS	102,355	97,539

EQUITY AND LIABILITIES

Share capital	500	510
Treasury shares	(11)	(9)
Retained earnings	48,977	46,111
Other reserves	349	(1,343)
TOTAL EQUITY	49,815	45,269

Deferred income tax liabilities	846	13
Retirement benefit obligations	1,336	1,451
Provisions	3,302	3,370
Total non-current liabilities	5,484	4,834

Current debt	1,694	229
Trade payables	5,610	6,011
Tax payables	4,242	3,976
Other liabilities	14,446	14,181
Derivative financial instruments	309	2,578
Provisions	20,755	20,461
Total current liabilities	47,056	47,436

TOTAL LIABILITIES	52,540	52,270

TOTAL EQUITY AND LIABILITIES	102,355	97,539

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 36 of 41

APPENDIX 5: EQUITY STATEMENT

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustments	Cash flow hedges	Tax and other adjustments	Total other reserves	Total

2017

Balance at the beginning of the year	510	(9)	46,111	(924)	(1,915)	1,496	(1,343)	45,269
Net profit for the year			38,130					38,130
Other comprehensive income for the year			103	(632)	3,942	(1,618)	1,692	1,795
Total comprehensive income for the year			38,233	(632)	3,942	(1,618)	1,692	39,925

Transactions with owners:
Dividends			(18,844)					(18,844)
Share-based payments			292					292
Tax related to restricted stock units			18					18
Purchase of treasury shares		(12)	(16,833)					(16,845)
Reduction of the B share capital	(10)	10						-
Balance at the end of the year	500	(11)	48,977	(1,556)	2,027	(122)	349	49,815

At the end of the year proposed final dividends (not yet declared) of DKK 11,810 million (4.85 DKK per share of DKK 0.20) are included in Retained earnings.
No dividend is declared on treasury shares.

				Other reserves
	Share capital	Treasury shares	Retained earnings	Exchange rate adjustments	Cash flow hedges	Tax and other adjustments	Total other reserves	Total

2016

Balance at the beginning of the year	520	(10)	46,816	(917)	(686)	1,246	(357)	46,969
Net profit for the year			37,925					37,925
Other comprehensive income for the year			(205)	(7)	(1,229)	250	(986)	(1,191)
Total comprehensive income for the year			37,720	(7)	(1,229)	250	(986)	36,734

Transactions with owners:
Dividends			(23,830)					(23,830)
Share-based payments			368					368
Tax related to restricted stock units			85					85
Purchase of treasury shares		(9)	(15,048)					(15,057)
Reduction of the B share capital	(10)	10						-
Balance at the end of the year	510	(9)	46,111	(924)	(1,915)	1,496	(1,343)	45,269

At the end of the year proposed final dividends of DKK 11,448 million (4.60 DKK per share of DKK 0.20) are included in Retained earnings.
No dividend is declared on treasury shares.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 37 of 41

APPENDIX 6: REGIONAL SALES SPLIT

Q4 2017 sales split per region

DKK million	Total	North America Operations	USA	International Operations	Region Europe	Region AAMEO	Region China	Region Japan & Korea	Region Latin America

The diabetes care and obesity segment
New-generation insulin	2,363	1,361	1,350	1,002	461	144	-	280	117
% change in local currencies	48%	47%	46%	50%	62%	63%	-	32%	43%
Tresiba®	1,880	1,247	1,240	633	249	77	-	199	108
% change in local currencies	31%	35%	34%	23%	20%	42%	-	10%	48%
Modern insulin	10,371	4,907	4,730	5,464	2,110	1,451	1,312	380	211
% change in local currencies	(9%)	(21%)	(21%)	7%	1%	12%	11%	(9%)	41%
NovoRapid®	4,568	2,255	2,158	2,313	1,088	593	301	242	89
% change in local currencies	(11%)	(24%)	(25%)	8%	1%	17%	18%	0%	40%
Levemir®	3,346	2,216	2,147	1,130	565	274	167	32	92
% change in local currencies	(11%)	(19%)	(19%)	8%	9%	(7%)	28%	(12%)	39%
NovoMix®	2,457	436	425	2,021	457	584	844	106	30
% change in local currencies	1%	(10%)	(10%)	4%	(9%)	18%	6%	(25%)	52%
Human insulin	2,464	523	479	1,941	455	512	730	57	187
% change in local currencies	(11%)	(6%)	(7%)	(12%)	(25%)	(10%)	(7%)	(18%)	(2%)
Total insulin	15,198	6,791	6,559	8,407	3,026	2,107	2,042	717	515
% change in local currencies	(3%)	(12%)	(12%)	5%	1%	8%	4%	2%	23%
Victoza®	6,305	4,807	4,666	1,498	913	189	97	158	141
% change in local currencies	25%	30%	30%	9%	7%	8%	68%	4%	8%
Other diabetes care	943	264	222	679	152	111	314	87	15
% change in local currencies	(3%)	31%	37%	(11%)	(6%)	(10%)	(9%)	(28%)	0%
Total diabetes care	22,446	11,862	11,447	10,584	4,091	2,407	2,453	962	671
% change in local currencies	3%	2%	2%	4%	2%	7%	4%	(1%)	19%
Obesity (Saxenda®)	697	504	455	193	36	74	-	-	83
% change in local currencies	38%	15%	11%	206%	200%	322%	-	-	149%
Diabetes care and obesity total	23,143	12,366	11,902	10,777	4,127	2,481	2,453	962	754
% change in local currencies	4%	3%	2%	5%	3%	9%	4%	(1%)	26%

The biopharmaceuticals segment
Haemophilia	2,750	1,255	1,229	1,495	722	364	52	186	171
% change in local currencies	3%	12%	16%	(3%)	13%	84%	62%	(5%)	(64%)
NovoSeven®	2,431	1,159	1,136	1,272	573	344	52	138	165
% change in local currencies	1%	11%	16%	(7%)	10%	77%	62%	(4%)	(65%)
NovoEight®	274	69	69	205	138	17	-	44	6
% change in local currencies	22%	17%	16%	24%	22%	350%	-	(7%)	-
Growth disorders	1,709	714	712	995	387	135	4	404	65
% change in local currencies	(16%)	(33%)	(33%)	2%	(7%)	(19%)	0%	22%	14%
Other biopharmaceuticals	390	99	35	291	182	88	1	18	2
% change in local currencies	(43%)	(76%)	(89%)	6%	0%	23%	-	(9%)	100%
Biopharmaceuticals total	4,849	2,068	1,976	2,781	1,291	587	57	608	238
% change in local currencies	(10%)	(20%)	(20%)	(1%)	4%	33%	58%	12%	(55%)
Total sales	27,992	14,434	13,878	13,558	5,418	3,068	2,510	1,570	992
% change in local currencies	1%	(1%)	(2%)	4%	3%	13%	4%	3%	(11%)
% change as reported	(5%)	(9%)	(10%)	(1%)	3%	4%	(1%)	(7%)	(21%)
Share of growth	100%	(52%)	(64%)	152%	44%	101%	29%	15%	(37%)

2017 sales split per region

DKK million	Total	North America Operations	USA	International Operations	Region Europe	Region AAMEO	Region China	Region Japan & Korea	Region Latin America

The diabetes care and obesity segment
New-generation insulin	8,647	5,152	5,132	3,495	1,643	451	2	992	407
% change in local currencies	98%	134%	133%	62%	87%	64%	-	35%	50%
Tresiba®	7,327	4,982	4,970	2,345	966	261	2	739	377
% change in local currencies	85%	126%	126%	33%	47%	48%	-	9%	53%
Modern insulin	44,400	22,364	21,651	22,036	8,496	5,725	5,500	1,518	797
% change in local currencies	(4%)	(12%)	(13%)	6%	(1%)	13%	14%	(11%)	31%
NovoRapid®	20,025	10,960	10,574	9,065	4,275	2,261	1,253	941	335
% change in local currencies	3%	(2%)	(2%)	10%	3%	19%	23%	(1%)	40%
Levemir®	14,118	9,614	9,334	4,504	2,369	961	692	133	349
% change in local currencies	(15%)	(22%)	(22%)	3%	(4%)	0%	30%	(18%)	25%
NovoMix®	10,257	1,790	1,743	8,467	1,852	2,503	3,555	444	113
% change in local currencies	1%	(12%)	(13%)	4%	(7%)	14%	9%	(26%)	24%
Human insulin	10,072	1,937	1,766	8,135	1,770	2,201	3,096	232	836
% change in local currencies	(7%)	(2%)	(1%)	(8%)	(16%)	(7%)	(4%)	(19%)	2%
Total insulin	63,119	29,453	28,549	33,666	11,909	8,377	8,598	2,742	2,040
% change in local currencies	3%	(1%)	(1%)	6%	3%	9%	7%	1%	21%
Victoza®	23,173	17,465	16,929	5,708	3,451	858	309	590	500
% change in local currencies	18%	22%	22%	7%	3%	22%	24%	(0%)	13%
Other diabetes care	4,023	943	782	3,080	605	475	1,566	376	58
% change in local currencies	(3%)	3%	3%	(5%)	(6%)	-	(5%)	(9%)	17%
Total diabetes care	90,315	47,861	46,260	42,454	15,965	9,710	10,473	3,708	2,598
% change in local currencies	6%	6%	6%	5%	2%	9%	5%	(1%)	19%
Obesity (Saxenda®)	2,562	1,993	1,828	569	102	190	-	-	277
% change in local currencies	64%	40%	36%	324%	268%	309%	-	-	363%
Diabetes care and obesity total	92,877	49,854	48,088	43,023	16,067	9,900	10,473	3,708	2,875
% change in local currencies	7%	7%	7%	6%	3%	11%	5%	(1%)	27%

The biopharmaceuticals segment
Haemophilia	10,469	5,023	4,852	5,446	2,828	1,163	216	681	558
% change in local currencies	2%	4%	5%	(0%)	13%	8%	38%	(4%)	(43%)
NovoSeven®	9,206	4,609	4,451	4,597	2,245	1,097	215	497	543
% change in local currencies	(1%)	2%	4%	(5%)	8%	4%	37%	(8%)	(44%)
NovoEight®	1,103	315	315	788	551	52	1	169	15
% change in local currencies	32%	26%	26%	34%	33%	373%	-	5%	-
Growth disorders	6,655	2,550	2,543	4,105	1,572	676	15	1,579	263
% change in local currencies	(22%)	(42%)	(42%)	(0%)	(4%)	(21%)	-	13%	25%
Other biopharmaceuticals	1,695	582	348	1,113	722	279	5	104	3
% change in local currencies	(52%)	(77%)	(85%)	4%	3%	10%	67%	5%	(50%)
Biopharmaceuticals total	18,819	8,155	7,743	10,664	5,122	2,118	236	2,364	824
% change in local currencies	(16%)	(30%)	(31%)	0%	5%	(4%)	35%	7%	(31%)
Total sales	111,696	58,009	55,831	53,687	21,189	12,018	10,709	6,072	3,699
% change in local currencies	2%	(0%)	(0%)	5%	3%	8%	6%	2%	7%
% change as reported	(0%)	(2%)	(2%)	2%	2%	4%	2%	(2%)	3%
Share of growth	100%	(5%)	(10%)	105%	29%	36%	24%	6%	10%

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 38 of 41

APPENDIX 7: KEY CURRENCY ASSUMPTIONS

DKK per 100	2016 average exchange rates	2017 average exchange rates	YTD 2018 average exchange rates as of 26 January 2018	Current exchange rates as of 26 January 2018
USD	673	660	612	598

CNY	101.3	97.6	95.0	94.6

JPY	6.21	5.88	5.50	5.47

GBP	911	849	842	852

CAD	508	508	492	486

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 39 of 41

APPENDIX 8: QUARTERLY NUMBERS IN USD (ADDITIONAL INFORMATION)

Key figures are translated into USD as additional information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items. The specified percent changes in DKK are based on the changes in the 'Quarterly numbers in DKK', see appendix 1. The specified percentage changes in USD is calculated as a development in USD numbers in this appendix.

(Amounts in USD million, except full-time equivalent employees, earnings per share and number of shares outstanding).
									% change	% change
	2017				2016				Q4 2017 vs	Q4 2017 vs
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2016 in USD	Q4 2016 in DKK

Net sales	4,418	4,198	4,230	4,073	4,290	4,130	4,165	4,017	3%	(5%)

Gross profit	3,678	3,526	3,579	3,465	3,575	3,532	3,551	3,392	3%	(6%)
Gross margin	83.2%	83.9%	84.6%	85.1%	83.4%	85.5%	85.3%	84.4%

Sales and distribution costs	1,299	1,023	999	972	1,150	1,028	1,042	995	13%	5%
Percentage of sales	29.6%	24.4%	23.6%	23.9%	26.7%	24.9%	25.0%	24.8%
Research and development costs	625	523	504	471	651	519	505	488	(4%)	(11%)
Percentage of sales	14.2%	12.5%	11.9%	11.6%	15.1%	12.6%	12.1%	12.1%
Administrative costs	175	141	126	131	169	152	133	134	4%	(4%)
Percentage of sales	4.0%	3.4%	3.0%	3.2%	3.9%	3.7%	3.2%	3.3%
Other operating income, net	25	65	28	40	13	30	24	42	92%	56%

Operating profit	1,604	1,904	1,978	1,931	1,618	1,863	1,895	1,817	(1%)	(10%)
Operating margin	35.9%	45.3%	46.7%	47.4%	37.9%	45.1%	45.5%	45.2%

Financial income	29	61	62	37	(3)	(1)	15	3	N/A	N/A
Financial expenses	(49)	3	172	106	36	17	0	55	(236%)	(244%)
Financial items (net)	78	58	(110)	(69)	(39)	(18)	15	(52)	(300%)	(298%)

Profit before income taxes	1,682	1,962	1,868	1,862	1,579	1,845	1,910	1,765	7%	(3%)

Income taxes	368	424	398	408	323	375	399	369	14%	3%

Net profit	1,314	1,538	1,470	1,454	1,256	1,470	1,511	1,396	5%	(5%)

Depreciation, amortisation and impairment losses	142	112	127	101	163	110	109	92	(13%)	(19%)
Capital expenditure (net)	473	327	285	230	366	268	254	161	29%	22%
Net cash generated from operating activities	988	2,017	1,499	1,732	1,611	2,277	2,184	1,104	(39%)	(46%)
Free cash flow	497	1,706	1,244	1,489	1,207	1,874	1,920	939	(59%)	(66%)

Total assets	16,491	15,540	15,004	13,532	13,826	13,082	13,173	12,585	19%	5%
Total equity	8,026	7,452	7,429	5,789	6,417	6,190	6,355	5,697	25%	10%
Equity ratio	48.7%	48.0%	49.5%	42.8%	46.4%	47.3%	48.2%	45.3%

Full-time equivalent employees end of period	42,076	41,656	41,385	41,636	41,971	42,605	42,265	41,571	0%	0%

Basic earnings per share/ADR (in USD)	0.54	0.62	0.60	0.58	0.50	0.59	0.59	0.55	8%	(2%)
Diluted earnings per share/ADR (in USD)	0.53	0.63	0.59	0.58	0.50	0.58	0.59	0.55	6%	(3%)
Average number of shares outstanding (million)	2,451.2	2,465.6	2,480.2	2,495.8	2,512.6	2,526.5	2,536.3	2,544.3	(2%)	(2%)
Average number of diluted shares
outstanding (million)	2,456.1	2,469.4	2,484.1	2,500.0	2,517.1	2,530.9	2,540.8	2,550.1	(2%)	(2%)

Sales by business segment:
New-generation insulin	371	330	367	242	250	171	149	92	48%	38%
Modern insulin	1,643	1,681	1,670	1,731	1,772	1,765	1,790	1,730	(7%)	(15%)
Human insulin	390	391	372	373	426	414	405	402	(8%)	(16%)
Total insulin	2,404	2,402	2,409	2,346	2,448	2,350	2,344	2,224	(2%)	(10%)
Victoza®	991	843	853	823	783	766	750	678	27%	17%
Other diabetes care	149	156	149	155	148	165	154	167	1%	(8%)
Total diabetes care	3,544	3,401	3,411	3,324	3,379	3,281	3,248	3,069	5%	(4%)
Obesity (Saxenda®)	109	101	101	77	79	62	57	36	38%	29%
Diabetes care and obesity total	3,653	3,502	3,512	3,401	3,458	3,343	3,305	3,105	6%	(3%)

Haemophilia	434	380	403	369	409	343	384	419	6%	(3%)
Growth disorders	269	255	248	236	319	301	328	355	(16%)	(22%)
Other biopharmaceuticals	62	61	67	67	104	143	148	138	(40%)	(46%)
Biopharmaceuticals total	765	696	718	672	832	787	860	912	(8%)	(16%)

Sales by geographic segment:
North America Operations	2,279	2,139	2,230	2,139	2,304	2,207	2,192	2,096	(1%)	(9%)
- USA	2,191	2,050	2,154	2,062	2,226	2,127	2,114	2,027	(2%)	(10%)
International Operations	2,139	2,059	2,000	1,934	1,986	1,923	1,973	1,921	8%	(1%)
- Region Europe	855	816	791	748	765	763	803	741	12%	3%
- Region AAMEO	483	461	452	424	424	420	431	444	14%	4%
- Region China	397	401	386	438	367	380	382	424	8%	(1%)
- Region Japan & Korea	248	230	232	210	246	238	244	197	1%	(7%)
- Region Latin America	156	151	139	114	184	122	113	115	(15%)	(21%)

Segment operating profit:
Diabetes care and obesity	1,229	1,472	1,586	1,522	1,240	1,480	1,399	1,243	(1%)	(10%)
Biopharmaceuticals	375	432	392	409	378	383	496	574	(1%)	(10%)

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 40 of 41

APPENDIX 9: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)

In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures.

The non-IFRS financial measures presented in the Company Announcement are:

•	Sales growth in local currencies
•	Operating profit growth in local currencies
•	Free cash flow
•	Cash to earnings
•	Operating profit after tax to net operating assets

Sales and operating profit growth in local currencies

When referred to ‘growth in local currencies’ it means that the effect of changes in exchange rates is excluded. It is defined as sales/operating profit for the period measured at prior period average exchange rates compared with realised sales/operating profit for the prior period. Management believes that growth in local currencies is relevant information for investors in order to understand the underlying development in sales and operating profit by adjusting for the impact of currency fluctuations.

Sales in local currencies
DKK million	2017	2016

Net sales	111,696	111,780
Effect of exchange rate	2,609	2,110
Sales in local currencies	114,305	113,890

Operating profit in local currencies
DKK million	2017	2016

Operating profit	48,967	48,432
Effect of exchange rate	1,770	1,099
Operating profit in local currencies	50,737	49,531

Free cash flow

Novo Nordisk defines free cash flow as ’net cash generated from operating activities’ less ‘net cash used in investing activities’ excluding net change of marketable securities. A positive free cash flow shows that the Group is able to finance its activities and that external financing is thus not necessary for the Group’s operating activities. Therefore, management believes that this non- IFRS liquidity measure provides useful information to investors in addition to the most directly comparable IFRS financial measure ‘Net cash generated from operating activities’.

Free cash flow
DKK million	2017	2016

Net cash generated from operating activites	41,168	48,314
Net cash used in investing activites	(6,571)	(6,790)
Net purchase of marketable securities	(2,009)	(1,533)
Free cash flow	32,588	39,991

Cash to earnings

Cash to earnings is defined as 'free cash flow as a percentage of net profit'. Management believes that Cash to earnings is an important performance metric because it measures the Group’s ability to turn earnings into cash. Hence it is considered a meaningful measure for investors to understand the development of the Group’s net cash generated from operating and investing activities. Since Management wants this measure to capture the ability of the Group’s operations to generate cash, free cash flow is used as the numerator instead of net cash flow.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 6 / 2018

Financial report for the period 1 January 2017 to 31 December 2017	Page 41 of 41

Cash to earnings
DKK million	2017	2016

Free cash flow	32,588	39,991
/ Net profit	38,130	37,925
Cash to earnings	85.5%	105.4%

Operating profit after tax to net operating assets

Operating profit after tax to net operating assets is defined as ‘operating profit after tax (using the effective tax rate) as a percentage of average inventories, receivables, property, plant and equipment, intangible assets and deferred tax assets less non-interest-bearing liabilities including provisions and deferred tax liabilities (where average is the sum of the above assets and liabilities at the beginning of the year and at year-end divided by two)’.

Management believes Operating profit after tax to net operating assets is a useful measure in providing investors and Management with information regarding the Group’s performance. The calculation of the financial target 'Operating profit after tax to net operating assets' is a widely accepted measure of earnings efficiency in relation to total capital employed.

Operating profit after tax to net operating assets
DKK million	2017	2016

Operating profit after tax	38,341	38,407
/ Average net opeating assets	26,776	25,578
Operating profit after tax to net operating assets	143.2%	150.2%

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 1, 2018	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer